April 25, 2014
VIA EDGAR SUBMISSION

Ms. Stephanie Ciboroski
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re:          Banco Santander-Chile
Form 20-F for Fiscal Year Ended December 31, 2012
Filed April 30, 2013
File No. 001-14554

Dear Ms. Ciboroski:

On behalf of Banco Santander-Chile (“Santander-Chile” or the “Bank”), I hereby submit Santander-Chile’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 10, 2014 in connection with the above referenced Annual Report on Form 20-F (the “20-F”) of Santander-Chile.

I set forth below our responses to each of the Staff’s comments, indicating each comment in boldface text with our response below. All references to page numbers in Santander-Chile’s revised responses are to pages in the filed version of the 20-F. I have also underlined and italicized our proposed changes to our Form 20-F and to our consolidated financial statements that will be included in future filings and I have struck through the text that will be deleted in future filings.

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Form 20-F for Fiscal Year Ended December 31, 2012

Allowances for Residential Mortgage Loans, page 110

1. We note your response to prior comment 1 that you update the loan history used to determine your residential mortgage loan allowance only when your predictability and stability indicators determine an update is needed. You monitor these two metrics on a monthly basis to re-assess whether your models are appropriately reflecting incurred losses. In addition, we note from your response filed on March 14, 2014 that these metrics are monitored based on loan types, renegotiated and non-renegotiated loans, and the timeframe of the data used could differ significantly between the two populations. You disclose on pages 110 and F-28 that historical net charge-offs are considered in the allowance model to calculate loss rates for the allowance for residential mortgages. In your future filings, please clearly state that the period(s) of historical net charge-offs used in the allowance model may be more than a year old as you update the historical net charge-offs only when your assessment of predictability and stability indicators determine it is necessary. Tell us and revise future filings to also clarify whether this updating policy applies to other allowance models (i.e. consumer loans, small commercial loans, etc.) that also consider historical losses in determination of the allowance.

Response:

We acknowledge the Staff’s comment and following is our proposed disclosure for future filings in page 110 (Loans analyzed on a group basis) and in page F-28 (Summary of Significant Accounting Policies, provisions for group loans):

Our models for loans analyzed on a group basis (consumer loans, residential mortgage loans and small-and-mid-sized commercial loans) are monitored on a monthly basis with respect to predictability and stability, using indices that seek to capture the underlying need  to update the models for current loss trends.  Therefore, the periods of historical net charge-offs used in the allowance model may be more than a year old as we only update the historical net charge-offs only when our assessment of predictability and stability indicators determine it is necessary.

Management’s Report on Internal Control over Financial Reporting, page 183

2. We note your preliminary response to prior comment 2 and the fact you will fully respond on April 21, 2014. Please ensure your response on April 21, 2014 considers your assessment of internal control over financial reporting (ICFR) and disclosure controls and procedures (DCP). The definition of DCP in Exchange Act Rule 13a-15(e) covers all information required to be disclosed by the issuer in the reports that it files or submits under the Act including those in the forepart of the 20-F. In addition, please clarify the following in your April 21, 2014 response:

•
You state that there are two processes related to the allowance for your individually significant C and D risk category loans and that you designed a control to address the second process for identifying adjustments to IFRS and relevant and accurate IFRS disclosures. Tell us if this control is performed only on an annual basis or more frequently, and whether this control was designed before December 31, 2013 considering your response that addressed this topic was filed on February 3, 2014.

•
You state that the control, performed quarterly, to review the hedging disclosure for reasonableness on both a quantitatively and qualitatively basis was not operating effectively as of December 31, 2012. You further state that you corrected the deficiency in 2013 by removing the line item inappropriately included in the table. Considering this is a quarterly control and this line item was still included in the quarterly reports furnished on Form 6-Ks on May 20, 2013, September 25, 2013, and December 11, 2013, as well as the fact that the error was not identified and acknowledged by you until your February 3, 2014 response letter, tell us how you determined the deficiency was corrected in 2013 by removing the line item only in the year-end financial statements.

•
Your preliminary response on the disclosure of guarantee of certain mutual funds suggests that there is no deficiency specifically related to this item as of December 31, 2013 because of the sale of Santander Asset Management S.A. We note the control you cite to address this disclosure error was the Disclosure Committee review of the quantitative accuracy and the qualitative appropriateness of the to-be-published financial statements (local GAAP and/or IFRS). Similar to the hedging disclosure, this disclosure was unchanged in your local GAAP quarterly financial statements furnished on the Form 6-Ks listed above. Therefore, in your response, please ensure your assessment of this control considers the frequency of performance of this control and how this disclosure deficiency also impacted your assessment of disclosure controls and procedures. Lastly, please tell us whether you determined there to be a deficiency in this control as of December 31, 2012.

•
You refer to a review of all footnotes for compliance with required disclosures under IFRS as the control you would have designed to address the accounting for the cash-settled share-based payment plan. Please clarify whether the accounting for the plan is different under local GAAP versus IFRS as it was not a disclosed difference on pages 51 and 52 of the Form 20-F. In your response, specifically address if you have any controls over share-based payment plans in the last three years other than the overall review of all footnotes for compliance with required disclosures under IFRS

Response:

In our response to this comment, we will first discuss our assessment of our internal controls over financial reporting (“ICFR”) and then our assessment of our disclosure controls and procedures (“DCP”).

To supplement our preliminary response on our ICFR, we submit the following information related to our final assessment:

ICFR:

We have concluded our evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in the Internal Control – Integrated Framework.  Based on this assessment, our management concluded that, as of December 31, 2013, our internal control over financial reporting was effective based on those criteria. Our analysis with respect to the specific ICFR matters raised in the Staff’s comment letter is set forth below.

A.	Control over the C & D risk category loans

The control over the C & D risk category loans for reporting purposes under IFRS is performed annually in connection with the preparation of our IFRS financial statements, where the calculation of the adjustment to IFRS for the C & D risk category loans and management review of the results takes place post year-end.  This control was designed after December 31, 2013, but it operated effectively as part of the financial reporting flow of transactions post year-end.  Due to the fact that the control was not designed prior to December 31, 2013, we have evaluated this situation as a design deficiency. We concluded that this deficiency was a significant deficiency and not a material weakness for the following reasons:

1.	The volume of activity associated with the class of transactions that is exposed to this deficiency is not material.

We have calculated the volume as follows: The incurred losses are expressed as ranges to which a point estimate provision is assigned when falling within a range.  For each range, we calculated the maximum error which could occur should all of the loans within that category have been skewed at one end or the other of the range.  We then summed the maximum error for each range to arrive at a total maximum error in provision for all C & D risk category loans.

2.
The actual amount of the misstatement is below 1% of income before tax for all years to be presented in our 2013 20-F as presented in tabular format in response to comment 3 in our response letter dated April 7, 2014.

3.	Based on points 1) and 2), there is no risk of a material misstatement.

4.	There are no indicators of a material weakness.

5.	We believe that a prudent official would determine that there is reasonable assurance that the financial statements are being prepared in accordance with IFRS.

In addition, we considered the effect of our control assessment over 2012 when concluding on the effectiveness of our ICFR as of December 31, 2013. Although the control was not designed and did not operate effectively as of December 31, 2012, we concluded that, based on the fact that the amount of the potential maximum error was not significant in any year (we made the same calculation as in 2013) and that the analysis of the remaining factors analyzed above had not changed between the two years, the deficiency in design of the control related to the measurement of the provision over the C & D risk category loans for IFRS purposes, is a significant deficiency both as of December 31, 2012 and 2013.

In combination with the above deficiency, we considered the other deficiencies related to the provision for loan losses and its related disclosure, specifically, the loan loss reserve.  For the Staff’s information, an additional deficiency in operating effectiveness was identified over the loans collectively assessed for impairment relating to a deficiency in the frequency of testing and accurate capture of client data input into the models.  This deficiency was mitigated by controls operating effectively over periodic back-testing and controls operating effectively over monthly client executive review of the client data in their portfolios.  Management evaluated the design and tested the operating effectiveness of the mitigating controls, thus limiting the severity of the deficiency to the deficiency level.

Considering the above deficiencies (loan loss reserve) both individually and in the aggregate and in response to your request to identify significant deficiencies as of December 31, 2013, we have concluded that we have a significant deficiency with respect to the design of control activities related to the valuation assertion over individually significant loans (C & D risk categories) in the provision for loan losses under IFRS.

B.	Control over hedging disclosure

For purposes of reporting on the effectiveness of ICFR, we evaluate deficiencies that remain unremediated at the as-of date. In our prior letter we incorrectly referred to correcting this deficiency “in” 2013 and should have stated that it was corrected “as of December 31, 2013”.  With respect to your comment on the quarterly controls, please see the section below on DCP.

The management review control activity is designed to ensure appropriate disclosure with respect to IFRS 7:IG15(b) and (c), which requires providing information regarding the “continuing effectiveness of …hedges….”.  We believe this control is designed appropriately and operating effectively to address the risk of material misstatement related to the accuracy and completeness of this disclosure on a timely basis for the following reasons:

1)	the control was designed to ensure appropriate disclosure with respect to IFRS 7:IG15(b) and (c) on a timely basis, i.e., as of December 31, 2013; and

2)	the control operated effectively post year-end given the fact that it related to the financial reporting flow of transactions; and

3)	the control operated as designed.

Therefore, no deficiencies were identified as of December 31, 2013 in respect of our controls over hedging disclosures.

C.	Control over disclosure relating to guarantees of certain mutual funds

For purposes of reporting on the effectiveness of ICFR, we evaluate deficiencies that remain unremediated at the as-of date.

We have determined, based on our re-evaluation of our assessment of ICFR at December 31, 2012 resulting from the comments raised in the SEC comment letter process, that we had a deficiency related to this control as of December 31, 2012.  Our response with respect to DCP quarterly controls appears in the section below.

D.	Control over measurement of share-based payment awards

We respectfully inform the Staff that there is no difference in the accounting for the cash-settled share-based payment plan between local GAAP and IFRS. The control to which we referred in our previous answer was specifically directed at compliance with IAS 24, and measurement under IFRS 2.

This control has been in place since January 22, 2010 (addressing your question as to the control activities in place with respect to share-based payment plans over the last three years).   While this control is appropriately designed, it did not operate effectively and therefore we concluded that we had a deficiency as of December 31, 2013.

When we considered all of the above deficiencies along with other deficiencies identified in our assessment of our ICFR as of December 31, 2013, we concluded that we did not have a material weakness as of December 31, 2013.  However, we concluded that we had a significant deficiency in our financial reporting process with respect to the design of the control activity for measurement of an impairment loss on C and D risk category individually significant loans.

DCP:

Our assessment of the design and operating effectiveness of our DCP was completed on April 17, 2014.  The conclusion we reached was that our DCP were designed appropriately and operating effectively.

As a preface to our further comments below, we would first like to summarize our understanding of the requirements for information provided on Forms 6-K and then proceed to explain how we arrived at our conclusions with respect to DCP as of December 31, 2013:

As a foreign private issuer, we are only required to furnish on Form 6-K information which we have (i) made public pursuant to Chilean law, (ii) filed with the Chilean Stock Exchanges or (iii) distributed to our stockholders. As such, our specific DCP in respect of our disclosures furnished on Form 6-K, which include our quarterly reports prepared under local GAAP, are designed to: i) ensure that any such reports are translated accurately and are furnished to the Commission in a timely manner as required by Form 6-K and ii) ensure that we have not omitted any information necessary to make the statements included in the 6-K not misleading, as required by Rule 12b-20 under the Act.

Beyond the above-summarized disclosure controls and procedures related to Form 6-K U.S. legal requirements, we have specific disclosure controls and procedures around the quarterly reports prepared under local GAAP (which we release publicly in the local market and which after translation are included in our Form 6-Ks) designed and intended to operate to ensure compliance with local GAAP requirements as to measurement, recognition, presentation and disclosure of such quarterly information.

With respect to disclosures contained in items furnished on Form 6-K, we acknowledge that certain quarterly controls relating to the content thereof did not operate effectively through the first three quarters of 2013.  Nevertheless, such DCP were properly designed prior to December 31, 2013 and operated effectively with respect to the submission of our 2013 local GAAP financial statements submitted on March 26, 2014 on Form 6-K (please refer also to the first portion of our response regarding ICFR).

Given the conclusion with respect to our annual assessment of the design and operating effectiveness of our DCP over the content of the forepart of the 20-F and the local GAAP content of our 2013 local GAAP financial statements submitted on Form 6-K on March 26, 2014, we reiterate that our annual evaluation of DCP on the as-of date of December 31, 2013 resulted in the conclusion that such DCP were appropriately designed and operating effectively.

With respect to the controls that apply specifically to the disclosure of the table on page 111 presenting residential mortgage loans loss rates, there is a control activity designed as of both December 31, 2012 and 2013 to assure updated and relevant disclosure in the forepart of the 20-F.  Given that the control operated effectively with respect to the adequacy and appropriateness of the disclosure associated with the risk profiles and loss rates on a current basis for the residential loans in the forepart of the 2013 20-F, we concluded that this DCP was properly designed as of December 31, 2013 and operated effectively during the process of preparation of the content of the forepart of the 20-F post year-end.

Consolidated Financial Statements, page F-1

Note 33 - Personnel Salaries and Expenses, page F-118

3. We note your response to prior comment 3 that you re-measured the obligation at each date using a Monte Carlo model, which took into account the terms and conditions upon which the rights were granted and the extent to which the employees have rendered service to date.

Please tell us whether your Montel Carlo model took into consideration the likelihood of Banco Santander S.A. achieving the TSR and EPS objectives at each measurement date.

Response:

We acknowledge the Staff’s comment and we confirm that our valuation using the Monte Carlo model took  into consideration the likelihood of Banco Santander S.A. achieving the TSR and EPS objectives at each measurement date.

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In addition, as requested, we acknowledge that:

•	Santander-Chile is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Santander-Chile may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The new or enhanced disclosures proposed above will be included in our 2013 Form 20-F. If you have any questions regarding this letter or the responses, please do not hesitate to contact the undersigned at +56 2 648-4034.

Very truly yours, /s/ Miguel Mata
Name: Miguel Mata Title: Chief Financial Officer

cc: Robert Moreno Heimlich